# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ANFIELD ENERGY INC., CIK 0001519469
CUSIP: 03464C205
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 4390 GRANGE STREET #2005, BURNABY, British Columbia Canada (A1), V5H 1P6
Date of event which requires filing of this statement: 01/12/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001334933
Persons authorized to receive notices and communications: Rick Werner, Esq., Haynes and Boone, LLP, 30 Rockefeller Plaza, 26th Floor, New York, New York (NY), 10112, (212) 659-7300

## Reporting persons
- URANIUM ENERGY CORP (CIK 0001334933): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: subject company funds (SC), working capital (WC); sole voting power 0; shared voting power 7,159,377; sole dispositive power 0; shared dispositive power 7,159,377; aggregate amount beneficially owned 7,159,377 (36.8% of the class)
  Comment: (1) The figures in Items 8, 10, and 11 include (i) 4,978,877 Common Shares, no par value ("Common Shares") of Anfield Energy Inc. (the "Issuer") held by UEC Energy Corp., a wholly-owned subsidiary of Uranium Energy Corp., (ii) 1,283,639 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to warrants held by UEC Energy Corp., and (iii) 896,861 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to subscription receipts held by UEC Energy Corp., as further disclosed in Item 3 of this Schedule 13D.
  (2) The figure in Item 13 is based upon (i) 17,288,115 Common Shares of the Issuer outstanding as of January 12, 2026, as disclosed in the Issuer's press release on January 13 2026, (ii) 1,283,639 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to warrants held by UEC Energy Corp., and (iii) 896,861 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to subscription receipts held by UEC Energy Corp., as further disclosed in Item 3 of this Schedule 13D.
- UEC Energy Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,159,377; sole dispositive power 0; shared dispositive power 7,159,377; aggregate amount beneficially owned 7,159,377 (36.8% of the class)
  Comment: (1) The figures in Items 8, 10, and 11 include (i) 4,978,877 Common Shares of the Issuer held by UEC Energy Corp., (ii) 1,283,639 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to warrants held by UEC Energy Corp., and (iii) 896,861 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to subscription receipts held by UEC Energy Corp., as further disclosed in Item 3 of this Schedule 13D.
  (2) The figure in Item 13 is based upon (i) 17,288,115 Common Shares of the Issuer outstanding as of January 12, 2026, as disclosed in the Issuer's press release on January 13, 2026, (ii) 1,283,639 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to warrants held by UEC Energy Corp., and (iii) 896,861 Common Shares of the Issuer that may be acquired by UEC Energy Corp. within 60 days pursuant to subscription receipts held by UEC Energy Corp., as further disclosed in Item 3 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: ANFIELD ENERGY INC.
Address of issuer's principal executive offices: 4390 GRANGE STREET #2005, BURNABY, British Columbia Canada (A1), V5H 1P6

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Uranium Energy Corp., a Nevada corporation. Uranium Energy Corp. is the sole shareholder of, and beneficially owns securities held by, UEC Energy Corp., a Nevada Corporation (together with Uranium Energy Corp., the "Reporting Persons")

The Reporting Persons declare that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any of the securities covered by this statement.
Residence or business address: The principal business address of the Reporting Persons is 500 North Shoreline, Ste. 800, Corpus Christi, Texas 78401.
Present principal occupation or employment: Uranium Energy Corp. is principally engaged in the business of uranium mining and exploration. UEC Energy Corp. is a wholly-owned subsidiary of Uranium Energy Corp., and was formed as a holding company to hold certain investments and other assets.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of each Reporting Person is Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired the Common Shares of the Issuer reported herein pursuant to various agreements and transactions with the Issuer.

On April 19, 2022, Uranium Energy Corp. entered into a debt settlement agreement (the "Settlement Agreement") and a property swap agreement (the "Swap Agreement", and together with the Settlement Agreement, the "Anfield Agreements") with the Issuer to settle the certain indebtedness totaling $18,342,000 due from the Issuer (the "Anfield Debt"). Pursuant to the Anfield Agreements, the Anfield Debt was settled by the payment by the Issuer to Uranium Energy Corp. of $9,171,000 in cash and the issuance by the Issuer to Uranium Energy Corp. in units of the Issuer (each, an "Anfield Unit") with a deemed value of $9,171,000, with each such Anfield Unit being comprised of one Common Share of the Issuer and one warrant to purchase one Common Share of the Issuer (each, an "Anfield Warrant") at a price of CA$0.18 until May 12, 2027 (collectively, the "Anfield Debt Settlement"). Completion of the Anfield Agreements was contingent on the Issuer raising additional financing. The foregoing descriptions of the Settlement Agreement and the Swap Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Settlement Agreement and the Swap Agreement, copies of which are incorporated herein by reference to Exhibit 99.2 and 99.3 to this Schedule 13D, respectively.

On June 7, 2022, the Anfield Debt Settlement closed and Uranium Energy Corp. received $9,171,000 in cash and Anfield Units, being comprised of 96,272,918 Common Shares of the Issuer with a fair value of $7,702,000 and 96,272,918 Anfield Warrants with a fair value of $3,249,000.

On January 15, 2025, Uranium Energy Corp. acquired 107,142,857 Common Shares of the Issuer pursuant to a subscription agreement between Uranium Energy Corp. and the Issuer in consideration for a total aggregate subscription price of approximately $10, 455,000 (CA$15,000,000). In connection with the acquisition, Uranium Energy Corp. agreed that it will not exercise the Anfield Warrants to the extent that it will result in Uranium Energy Corp. becoming a "Control Person" of the Issuer, as defined by the TSX Venture Exchange ("TSX-V") policies, without approval of the TSX-V, including any disinterested shareholder approval required by it.

On June 20, 2025, Uranium Energy Corp. acquired 170,000,000 Common Shares of the Issuer pursuant to a private agreement in consideration for a total aggregate purchase price of $14,240,000 (CA$19,550,000).

On July 30, 2025, the Issuer announced that in preparation of the listing of the Common Shares of the Issuer on NASDAQ, the Issuer would undertake a consolidation of its outstanding Common Shares (the "Consolidation") on the basis of one post-Consolidation Common Share of the Issuer for every seventy-five pre-Consolidation Common Shares of the Issuer. On August 1, 2025, the Issuer completed the Consolidation. The Common Shares of the Issuer acquired in the foregoing transactions prior to August 1, 2025 are reported in this Item 3 on a pre-Consolidation basis.

On January 12, 2026, following the closing of a non-brokered private placement, the Issuer agreed to issue to UEC Energy Corp. 896,861 subscription receipts ("Subscription Receipts") of the Issuer (the "January 2026 Offering"). Each Subscription Receipt entitles UEC Energy Corp. to receive, upon satisfaction of the Escrow Release Conditions (as defined below) on or prior to 5:00 p.m. (Vancouver time) on March 31, 2026 or such other later date as may be specified by UEC Energy Corp. in writing (the "Escrow Release Deadline"), one Common Share of the Issuer, without payment of additional consideration and without further action on the part of UEC Energy Corp. The Issuer requires (i) the approval of the TSX-V of the participation of Uranium Energy Corp. through UEC Energy Corp., in the January 2026 Offering and, (ii) pursuant to the policies of the TSX-V, the approval of the disinterested shareholders of the Issuer of Uranium Energy Corp. as a "Control Person" of the Issuer (as such term is defined by the policies of the TSX-V) by at least a simple majority of the votes cast at a special meeting of shareholders of the Issuer (the "Special Meeting"), excluding votes attached to Common Shares of the Issuer held by Uranium Energy Corp. and its "Associates" and "Affiliates" (as such terms are defined by the policies of the TSX-V) (the "Escrow Release Conditions"). The Issuer anticipates holding the Special Meeting on or about February 27, 2026. Immediately following the foregoing acquisition, Uranium Energy Corp. transferred to UEC Energy Corp. all Common Shares of the Issuer and Anfield Warrants held by Uranium Energy Corp.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G previously filed by Uranium Energy Corp., which was filed pursuant to Rule 13d-1(d) under the Exchange Act. The Reporting Persons acquired the securities described in this Schedule 13D pursuant to various transactions and agreements with the Issuer, including without limitation those discussed in Item 3 of this Schedule 13D, which are incorporated herein by reference.

The Reporting Persons intends to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Common Shares of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Shares of the Issuer or disposal of some or all of the Common Shares of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, including the acquisitions of Common Shares of the Issuer as disclosed in Item 3 of this Schedule 13D, no transactions in the Common Shares of the Issuer were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

Indemnification Support Agreement

Uranium Energy Corp. is party to an indemnification support agreement with the Issuer, dated February 20, 2025 (the "Indemnification Support Agreement"), which granted Uranium Energy Corp. certain rights, including, among other things the right that, for so long as Uranium Energy Corp. and its affiliates beneficially own 9.99% or more of the outstanding Common Shares of the Issuer (on a partially diluted basis), it may designate such number of individual(s) for appointment to the board of directors of the Issuer that is equal to the greater of: (i) one; or (ii) such number of directors that is proportionate to Uranium Energy Corp.'s ownership of the Common Shares of the Issuer (rounded up to the nearest whole number). The Indemnification Support Agreement also provides Uranium Energy Corp. customary anti-dilution and top-up rights in order to maintain its proportionate ownership in the Common Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated January 16, 2026, by and between Uranium Energy Corp. and UEC Energy Corp. (filed herewith).

99.2 Settlement Agreement between Anfield Energy Inc. and Uranium Energy Corp., dated April 19, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Uranium Energy Corp. with the SEC on June 13, 2022).
http://www.sec.gov/Archives/edgar/data/1334933/000143774922014848/ex_386298.htm

99.3 Property Swap Agreement between Anfield Energy Inc., ARH Wyoming Corp., Highbury Resources Inc. and Uranium Energy Corp., dated April 19, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Uranium Energy Corp. with the SEC on June 13, 2022).
http://www.sec.gov/Archives/edgar/data/1334933/000143774922014848/ex_386299.htm

## Signatures
- URANIUM ENERGY CORP: /s/ Josephine Man, Josephine Man/Chief Financial Officer (01/16/2026)
- UEC Energy Corp.: /s/ Josephine Man, Josephine Man/Chief Financial Officer (01/16/2026)